Filed by Citizens Communications Company pursuant to Rule 425 promulgated under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 promulgated under the Securities Act of 1934, as amended.

Subject Company: Commonwealth Telephone Enterprises, Inc.
Commission File No.: 0-11053

CITIZENS COMMUNICATIONS TO ACQUIRE COMMONWEALTH TELEPHONE
FOR $1.16 BILLION

Deal Fact Sheet

Companies	Citizens Communications Company	Commonwealth Telephone Enterprises Inc.
Tickers	NYSE: CZN	NASDAQ: CTCO
Descriptions
 Citizens is a full-service communications provider. Under the Frontier brand name, the company offers telephone, television and internet services, as well as bundled offerings, ESPN360 streaming video, security solutions and specialized bundles for  small/medium/large businesses and home offices.

 2005 Total Sales: $2.2 billion (approx.)
 2005 Net Income: $202 million (approx.)
 Employees: 6,100

 Access lines: 2.2 million
 High-speed internet subscribers: 350,000

Headquartered in Dallas, PA, Commonwealth serves business and residential customers with a full array of technologically advanced data and voice telecommunications products and services, including broadband data services and high-speed Internet access, delivered over its 100% digitally switched, fiber-rich network.

2005 Total Sales: $334 million (approx.)
2005 Net Income: $70 million (approx.)
Employees: 1,131

Access Lines: 454,000
High-speed internet subscribers: 37,000

Transaction	Transaction Value: $1.16 billion	Synergies: $30 million annually expected
Details	Transaction Type: 75% cash / 25% stock deal	Timeline: Deal projected to close in mid-2007
Premium: 17% based on Commonwealth’s closing price of
$35.60 on September 8th, 2006
Combined Company Key Facts (pro forma)	Access lines: 2.6 million High-speed internet subscribers: 388,000 Employees: 6,600 (approx.)	Total Revenue: $2.4 billion (approx.) EBITDA: $1.3 billion (approx.) Free cash flow: $550 million (approx.) Combined company will be the 7th largest local telephone exchange company in the country

Strategic Rationale	●	Further establishes Citizens as a market-leading full-service communications provider to rural markets.	● Provides market expansion and revenue growth opportunities
	●	Acquisition extends Citizens’ presence in Pennsylvania	● Creates a full-service rural operator with a broad product offering and well-established geographical footprint
	●	Commonwealth adds 454,000 access lines and 37,000 high-speed internet subscribers to Citizens	● Deal will create cost saving synergies in corporate overheads, overlapping functions and operational efficiencies
● The structure allows us to remain flexible, while maintaining our strong balance sheet and dividend payout ratios

Senior Management Team at Citizens	Chairman & Chief Executive Officer - Maggie Wilderotter Chief Financial Officer - Donald Shassian Executive VP, Strategic Initiatives - Jake Casey Senior VP, Human Resources - Cecilia McKenney	Executive VP & Chief Operating Officer - Daniel McCarthy Senior VP & General Counsel - Hilary Glassman Executive VP, Sales, Marketing & Business Development - Pete Hayes

FORWARD LOOKING STATEMENTS

This material contains forward-looking statements that are made pursuant to the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. These statements are made on the basis of management’s views and assumptions regarding future events and business performance. Words such as “believe”, “anticipate”, “expect”, and similar expressions are intended to identify forward-looking statements. Forward-looking statements (including oral representations) involve risks and uncertainties that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. These risks and uncertainties are based on a number of factors, including, but not limited, to: our ability to complete the acquisition of Commonwealth, to successfully integrate their operations and to realize the synergies from the acquisition; changes in the number of our revenue generating units; greater than anticipated competition from wireless or wireline carriers; general and local economic and employment conditions; our ability to effectively manage our operations, costs and capital spending; our ability to successfully introduce new product offerings including bundled service packages; our ability to sell enhanced services; changes in accounting policies or practices; changes in regulation in the communications industry; our ability to manage our operating expenses, capital expenditures, pay dividends and reduce or refinance our debt; adverse changes in the ratings of our debt securities; bankruptcies in the telecommunications industry; the effects of technological changes and competition on our capital expenditures and product and service offerings; increased medical, retiree and pension expenses; changes in income tax rates and tax laws; our ability to successfully renegotiate expiring union contracts; and general factors, including changes in economic, business and industry conditions. These and other uncertainties related to our business are described in greater detail in our filings with the Securities and Exchange Commission, including our reports on Form 10-K and

10-Q. We undertake no obligation to publicly update or revise any forward-looking statement or to make any other forward-looking statements, whether as a result of new information, future events or otherwise unless required to do so by securities laws.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This material is not a substitute for the prospectus/proxy statement Citizens Communications Company and Commonwealth Telephone Enterprises, Inc. will file with the Securities and Exchange Commission. Investors are urged to read the prospectus/proxy statement which will contain important information, including detailed risk factors, when it becomes available. The prospectus/proxy statement and other documents which will be filed by Citizens Communications Company and Commonwealth Telephone Enterprises, Inc. with the Securities and Exchange Commission will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Citizens Communications Company, 3 High Ridge Park, Stamford, CT 06905, Attention: Investor Relations; or to Commonwealth Telephone Enterprises, Inc., 100 CTE Drive, Dallas, Pennsylvania 18612, Attention: Investor Relations. The final prospectus/proxy statement will be mailed to shareholders of Commonwealth Telephone Enterprises, Inc.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Citizens Communications Company and Commonwealth Telephone Enterprises, Inc., and certain of their respective directors, executive officers and other members of management and employees are participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of Citizens Communications Company is set forth in the proxy statement for Citizens Communications Company’s 2006 annual meeting of shareholders. Information about the directors and executive officers of Commonwealth Telephone Enterprises, Inc. is set forth in the proxy statement for Commonwealth Telephone Enterprises, Inc.’s 2006 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the prospectus/proxy statement for such proposed transactions when it becomes available.